UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒         Form 40-F ☐

On March 20, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) issued a press release announcing that the Company plans to change the ratio of its American Depositary Shares ("ADSs") to its ordinary shares, par value NIS0.1 per share (the "ADS Ratio"), from the current ADS Ratio of one (1) ADS to one hundred (100) ordinary shares, to a new ADS Ratio of one (1) ADS to four hundred (400) ordinary shares (the "ADS Ratio Change"). The Company anticipates that the ADS Ratio Change will be effective on March 25, 2026. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 20, 2026	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

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